April 23, 2007
VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Jim Allegretto

Re:	Exelon Corporation, File No. 1-16169
Exelon Generation Company LLC, File No. 333-85496
Commonwealth Edison Company, File No. 1-1839
PECO Energy Company, File No. 0-16844
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 13, 2007
Ladies and Gentlemen:
We are writing in response to the comments contained in the Staff’s comment letter dated March 29, 2007 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) combined Form 10-K for fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 13, 2007 (the “Form 10-K”).
For convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with Exelon’s responses. All responses to this letter are provided on a supplemental basis.
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Comment:
Note 4. Regulatory Issues, page 210
1.	Please disclose your authorized return on rate base for each subsidiary, as applicable.
Response:
Exelon will disclose the authorized return on rate base for Commonwealth Edison Company (“ComEd”) and PECO Energy Company (“PECO”) prospectively, beginning with its Form 10-Q for the quarterly period ended March 31, 2007.

Through December 31, 2006, ComEd was subject to a rate freeze that was mandated by legislation enacted in Illinois, related to the transition from fully regulated electric rates to the deregulation of the energy component of rates and the implementation of competition to supply energy to a utility’s customers (“transition period”). During its transition period, ComEd was allowed to earn a maximum return on common equity based on a formula tied to the U.S. Long-Term Treasury Bond, which is more fully described on page 215 of the Form 10-K. In no period did ComEd exceed this maximum allowed return. With the end of the transition period, ComEd completed a rate proceeding in 2006 to establish rates beginning in 2007, whereby the Illinois Commerce Commission authorized ComEd a return on rate base of 8.01%. During the first quarter of 2007, ComEd filed a transmission rate case with the Federal Energy Regulatory Commission in which it requested a return on transmission rate base of 9.87%. For 2006, ComEd’s return on equity as calculated for Illinois regulatory purposes was 8.36%.
PECO’s transition period for its electric transmission and distribution included rate caps that expired on December 31, 2006 and caps on energy rates which will expire on December 31, 2010 pursuant to legislation enacted in Pennsylvania (see page 216 “Rate Limitations” of the Form 10-K). The distribution and transmission components of PECO’s rates will continue to be regulated subsequent to its transition period. PECO’s most recently approved return on electric rate base was 11.23%. PECO’s gas rates are currently not subject to caps and its most recently authorized return on gas rate base was 11.45%. For 2006, PECO’s return on electric distribution and gas rate bases as calculated for Pennsylvania regulatory purposes were 10.03% and 4.11%, respectively.
Comment:
Note 14. Retirement Benefits, page 263
2.	Please explain to us and disclose how you calculate the market-related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.
Response:
Exelon provides retirement benefits through seven defined benefit pension plans. Six of these plans are legally sponsored by Exelon and one plan is legally sponsored by AmerGen Energy Company, LLC (“AmerGen”), a wholly owned subsidiary of Exelon Generation Company, LLC (“Generation”). Exelon uses a calculated value for purposes of determining the market-related value of equity and debt securities and real estate held within certain of its pension plans. The fair value of assets held in these plans represents over 99% of the total fair value of assets held within Exelon’s pension plans. For these plans, Exelon recognizes changes in market-related value of plan assets over a five-year period by rolling forward the prior year’s market-related value with contributions, disbursements and expected return on assets to develop an expected market value. Twenty percent of the difference between the then current fair value and the expected market value is added to the expected market value to calculate the current market-related value of plan assets. As of December 31, 2006, the market-related value of Exelon’s pension plan assets was $9,596 million compared to a fair value of $9,645 million.

For the remainder of Exelon’s pension plans, including the pension plan sponsored by AmerGen, Exelon uses fair value for purposes of determining the market-related value of plan assets. The fair value of assets held in these plans represent less than 1% of the total fair value of assets held within Exelon’s pension plans.
Exelon will include the following disclosure in its Form 10-Q for the quarterly period ended March 31, 2007 and prospectively regarding the determination of the market-related value of pension plan assets:
For the pension plans legally sponsored by Exelon, Exelon calculates the expected return on pension plan assets by multiplying the expected long-term rate of return on plan assets by the market-related value of plan assets at the beginning of the year, taking into consideration anticipated contributions and benefit payments that are to be made during the year. SFAS No. 87 allows the market-related value of plan assets to be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. Exelon uses a calculated value when determining the market-related value of these pension plan assets that adjusts for 20% of the difference between fair value and expected market-related value of plan assets. This calculated value has the effect of stabilizing variability in assets to which Exelon applies that expected return.
For the pension plan sponsored by AmerGen, Exelon uses fair value for purposes of determining market-related value of plan assets.
Comment:
Note 18. Commitments and Contingencies, page 278
Fund Transfer Restrictions, page 294
3.	In light of the dividend restrictions placed on Generation, ComEd and PECO, please explain to us in detail how you concluded that you are not required to provide Schedule I. Refer to Rules 5-04 and 12-04 of Regulation S-X.
Response:
We do not believe that we are required to provide Schedule I, Condensed Financial Information of Registrant, for Exelon. None of Exelon, Generation, ComEd or PECO has experienced any limitation upon its ability to declare and pay dividends, and none of the dividend restrictions discussed in the Form 10-K has constituted a constraint on the availability of dividends to Exelon. Nonetheless, we have reexamined Rules 5-04 and 12-04 of Regulation S-X, and the requirements applicable to Schedule I, in response to your comment. As shown below, we do not believe that the restricted net assets of Exelon’s consolidated subsidiaries exceeded 25% of Exelon’s consolidated net assets as of December 31, 2006.
There are several limitations arising under law, contractual provisions and a charter provision that apply to the payment of dividends by Exelon’s subsidiaries:
•	The Federal Power Act declares it to be unlawful for any officer or director of any public utility “to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account.” What constitutes “funds properly included in capital account” is undefined in the Federal Power Act; however, the Federal Energy Regulatory Commission has consistently interpreted the provision to allow dividends to be paid as long as (i) the source of the dividends is clearly disclosed, (ii) the dividend is not excessive and (iii) there is no self-dealing on the part of corporate officials. The registrants’ dividend payments have consistently met these requirements and are anticipated to continue to do so in the future, and thus we do not view the Federal Power Act provisions as constituting any actual limitation upon the payment of dividends by them.

•	The Illinois Public Utilities Act, applicable to ComEd, provides that an Illinois public utility may not pay dividends on its stock unless, among other things, “[its] earnings and earned surplus are sufficient to declare and pay same after provision is made for reasonable and proper reserves” or unless it has specific authorization from the Illinois Commerce Commission. ComEd has appropriated current earnings in accordance with the provisions of the Federal and Illinois systems of accounts applicable to public utilities subject to the Federal Power Act and the Illinois Public Utilities Act, respectively. Like the Federal Power Act, these provisions have not posed a limitation upon ComEd’s ability to declare and pay dividends.

•	Both ComEd and PECO are subject to contractual limitations as a result of debt covenants to which they have agreed in connection with the issuance of trust capital securities through special purpose financing trusts. Under those covenants, each of ComEd and PECO has agreed not to declare dividends on its capital stock in the event that (1) it exercises its right to extend the interest payment periods on the subordinated debt securities or debentures that underlie the trust capital securities; (2) it defaults on its guarantee of the payment of distributions on the trust capital securities issued to third parties (i.e., the preferred securities or the preferred trust securities); or (3) an event of default occurs under the indenture under which the subordinated debt securities or debentures were issued. These events and conditions have not occurred, nor are they anticipated to occur, so we do not believe that they affect the calculation of restricted net assets of either ComEd or PECO.

•	Finally, PECO is subject to a limitation under a provision of its articles of incorporation. That provision restricts the payment of dividends on common stock if PECO’s capital, represented by its common stock together with its retained earnings, is, in the aggregate, less than the $87 million involuntary liquidating value of its outstanding preferred stock. PECO’s shareholders’ equity greatly exceeds that amount.
While these restrictions, under certain specific circumstances, may limit the absolute amount of dividends that a particular subsidiary may pay, Exelon does not believe these limitations are materially limiting because, under these limitations, the subsidiaries are allowed to pay dividends sufficient to meet Exelon’s actual cash needs.
Exelon performed a test of restricted net assets as of December 31, 2006 for all of the above restrictions. Based on these calculations, the restrictions yielded a Percentage of Restricted Net Assets of Consolidated Subsidiaries of 15%. Therefore, Schedule I is not required for the Form 10-K.
Exelon will expand the disclosure in its Form 10-Q for the quarterly period ended March 31, 2007 and prospectively to clarify Exelon’s potential restrictions under the Federal Power Act. This disclosure will be consistent with the description of the Federal Power Act discussed above.
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Exelon acknowledges that:
–	Exelon is responsible for the adequacy and accuracy of the disclosure in the filing;

–	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	Exelon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact me at (312) 394-3122.
Very truly yours,
/s/ Matthew F. Hilzinger

Matthew F. Hilzinger
Senior Vice President and Corporate Controller
Exelon Corporation